  Exhibit 99.1

NextSource Materials Inc.

Unaudited Condensed Consolidated Interim Financial Statements

For the six months ended December 31, 2020 and 2019

Expressed in US Dollars

In accordance with National Instrument 51-102, the
Company discloses that its auditors have not reviewed these
unaudited condensed interim financial statements.

NextSource Materials Inc.
Unaudited Condensed Consolidated Interim Statements of Financial Position

Expressed in US Dollars
	December 31,	June 30,
	2020	2020
Assets

Current Assets:
Cash and cash equivalents (note 4)	$754,073	$222,305
Amounts receivable	1,483	7,539
Prepaid expenses	12,051	25,484
Total Current Assets	767,607	255,328

Plant and Equipment (note 7)	15,068	18,111

Total Assets	$782,675	$273,439

Liabilities

Current Liabilities:
Accounts payable (note 16)	88,020	323,876
Accrued liabilities (note 16)	397,004	370,449
Share subscriptions	-	68,411
Short term debt (note 17)	-	22,115
Provision (note 13)	173,448	174,418
Fair value of warrant liability (note 12)	1,864,345	208,768
Current portion of lease obligations (note 8)	6,008	5,339
Total Current Liabilities	2,528,825	1,173,376

Lease obligations (note 8)	8,113	10,679

Total Liabilities	2,536,938	1,184,055

Shareholders’ Equity (Deficit)
Share capital (note 9)	104,890,605	103,901,775
Accumulated deficit	(106,763,719)	(104,933,066)
Accumulated other comprehensive income	118,851	120,675
Total Shareholders’ Equity (Deficit)	(1,754,263)	(910,616)

Total Liabilities and Shareholders’ Equity (Deficit)	$782,675	$273,439

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

Nature of Operations and Going Concern (note 1)
Mineral Exploration Properties (note 3)

NextSource Materials Inc.
Unaudited Condensed Consolidated Interim Statements of Operations and Comprehensive Loss

Expressed in US Dollars
	The six months	The six months	The three months	The three months
	ended on	ended on	ended on	ended on
	December 31,	December 31,	December 31,	December 31,
	2020	2019	2020	2019

Revenues	$-	$-	$-	$-

Expenses and other income
Exploration and evaluation expenses (notes 3, 4, 5)	70,625	32,903	64,158	24,582
Payroll and benefits (note 16)	188,948	225,851	96,570	114,439
Management fees (note 16)	166,974	173,082	84,203	89,833
Consulting fees	88,297	86,671	66,593	25,501
Professional and legal fees (note 6)	104,080	50,391	66,053	(30,289)
Public filing expenses	54,901	56,063	24,446	30,575
Share-based compensation (note 10)	20,669	-	20,669	-
Travel expenses	2,307	50,492	-	37,576
Investor relation expenses	8,590	17,482	2,760	2,740
Insurance expenses	14,652	9,999	7,475	5,759
Rent expenses	9,775	10,381	5,329	5,464
Information technology expenses	4,319	7,605	1,952	5,731
Telecommunications	997	1,463	420	717
General and administrative expenses	4,999	7,065	757	5,055
Amortization of property, plant and equipment (note 7)	3,043	-	1,521	-
Finance costs (note 8)	730	-	730	-
Bank fees	1,784	2,025	967	1,074
Foreign currency translation (gain) loss	(31,223)	1,811	(14,972)	4,120
Interest expense (income)	145	201	(626)	156
Change in value of warrant liability (note 12)	1,116,041	(220,832)	1,120,933	20,178
Foreign taxes	-	769	-	769

Net loss for the period	(1,830,653)	(513,422)	(1,549,938)	(343,980)

Other comprehensive income
Items that will be reclassified subsequently to loss
Translation adjustment for foreign operations	(1,824)	225	(2,369)	3,970

Net loss and comprehensive loss for the period	$(1,832,477)	$(513,197)	$(1,552,307)	$(340,010)

Weighted-average common shares (basic and diluted)	567,131,172	509,798,767	598,145,746	528,740,718
Net loss per common shares (basic and diluted	$(0.00)	$(0.00)	$(0.00)	$(0.00)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

NextSource Materials Inc.
Unaudited Condensed Consolidated Interim Statements of Cash Flows

Expressed in US Dollars
	For the six months ended	For the six months ended
	December 31,	December 31,
	2020	2019

Cash flows from operating activities

Net loss for the period	$(1,830,653)	$(513,422)

Add (deduct) items not affecting cash:
Amortization of property, plant and equipment	3,043	-
Change in value of warrant derivative liability	1,116,041	(220,832)
Share-based compensation	20,669	-
Change in value of lease liability	1,220	-

Change in non-cash working capital balances:
(Increase) decrease in amounts receivable and prepaid expenses	19,489	24,639
Increase (decrease) in accounts payable and accrued liabilities	(209,301)	(242,966)
Increase (decrease) in provision	(970)	-
Increase (decrease) in share subscriptions received in advance	(68,411)	-

Net cash used in operating activities	(948,873)	(952,581)

Cash flows from financing activities

Short term debt	(22,115)	-
Lease liability principal payments	(3,117)	-
Proceeds from issuance of common shares	1,476,571	998,619
Exercise of stock options	40,418	-
Common share issue costs	(9,292)	(7,820)

Net cash provided by financing activities	1,482,465	990,799

Effect of exchange rate changes on cash	(1,824)	225
Increase (decrease) in cash and cash equivalents	531,768	38,443

Cash and cash equivalents - beginning of period	222,305	529,331
Cash and cash equivalents - end of period	754,073	567,774

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

NextSource Materials Inc.
Unaudited Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

Expressed in US Dollars
	Shares		Accumulated	Accumulated Other	Total (Deficit)
	Outstanding	Share Capital	Deficit	Comprehensive Income	Equity

Balance – June 30, 2019	507,417,021	$103,172,066	$(103,955,431)	$117,479	$(665,886)

Private placement of common shares	29,077,768	998,620	-	-	998,620
Cost of issue of private placement of common shares	-	(7,821)	-	-	(7,821)
Reclassification as warrant liability	-	(261,090)	-	-	(261,090)
Net loss for the period	-	-	(513,422)	-	(513,422)
Cumulative translation adjustment	-	-	-	225	225

Balance – December 31, 2019	536,494,789	103,901,775	(104,468,853)	117,704	(449,374)

Net loss for the period	-	-	(464,213)	-	(464,213)
Cumulative translation adjustment	-	-	-	2,971	2,971

Balance – June 30, 2020	536,494,789	103,901,775	(104,933,066)	120,675	(910,616)

Private placement of common shares	61,578,783	1,476,571	-	-	1,476,571
Cost of issue of private placement of common shares	-	(9,292)	-	-	(9,292)
Reclassification as warrant liability	-	(539,536)	-	-	(539,536)
Exercise of stock options	721,741	40,418	-	-	40,418
Share-based compensation	-	20,669	-	-	20,669
Net loss for the period	-	-	(1,830,653)	-	(1,830,653)
Cumulative translation adjustment	-	-	-	(1,824)	(1,824)

Balance – December 31, 2020	598,795,313	$104,890,605	$(106,763,719)	$118,851	$(1,754,263)

The accompanying notes are an integral part of these unaudited condensed consolidated interim financial statements.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2020 and 2019

Expressed in US Dollars

1.
Nature of Operations and Going Concern

NextSource Materials Inc. (the "Company" or “NextSource”) was continued under the Canada Business Corporations Act and has a fiscal year end of June 30. The Company's registered head office and primary location of records is 130 King Street West, Exchange Tower, Suite 1940, Toronto, Ontario Canada, M5X 2A2. The Company’s common shares trade on the Toronto Stock Exchange (the “TSX”) under the symbol “NEXT” and the OTCQB under the symbol “NSRCF”.

The Company's principal business is the acquisition, exploration, development and mining of mineral resources in Madagascar and Canada. The Canadian exploration project is not a focus for the Company at this time. The Company does not operate any mines and has not initiated construction on any mines. No commercial revenue has ever been generated by any mineral resource properties.

The Company, through its wholly owned foreign subsidiaries, owns mineral claims and has obtained a mining permit for the Molo Graphite Project, which is located in Madagascar, but has not secured all supporting permits and has not secured sufficient financing to begin construction of the mine.

The Company does not pay dividends and is unlikely to do so in the immediate or foreseeable future.

These unaudited condensed consolidated interim financial statements were approved by the Board of Directors on February 15, 2021.

Covid-19

In March 2020 the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and any related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, potentially leading to further economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company’s business or results of operations at this time. The impact of COVID-19 on the Company has been limited since no exploration or development work was ongoing at the start of the pandemic. The Company was already setup to operate and communicate remotely through the internet although certain of our overseas consultants and contractors have been indirectly impacted by intermittent COVID-19 lockdowns in Madagascar and in South Africa.

Corporate Redomicile

The Company completed a corporate redomicile from the State of Minnesota to Canada on December 27, 2017.

Corporate Structure

NextSource owns 100% of NextSource Materials (Mauritius) Ltd. (“MATMAU”), a Mauritius subsidiary, and 2391938 Ontario Inc., an Ontario Company.

MATMAU owns 100% of NextSource Minerals (Mauritius) Ltd. (“MINMAU”), a Mauritius subsidiary, NextSource Graphite (Mauritius) Ltd (“GRAMAU”), a Mauritius subsidiary, and NextSource Materials (Madagascar) SARLU (“MATMAD”), a Madagascar subsidiary.

MINMAU owns 100% of NextSource Minerals (Madagascar) SARLU (“MINMAD”), a Madagascar subsidiary. MINMAD holds the Green Giant Vanadium Project exploration permits.

GRAMAU owns 100% of ERG Madagascar SARLU (“GRAMAD”), a Madagascar subsidiary. GRAMAD holds the Molo Graphite Project mining and exploration permits.

Going Concern Assumption

The accompanying consolidated financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business.

As of December 31, 2020, the Company had an accumulated deficit of $106,763,719 (June 30, 2020: $104,933,066) has experienced recurring net losses and has negative operating cash flows. As such, conditions exist that may raise substantial doubt regarding the Company's ability to continue as a going concern. In assessing whether the going concern assumption is appropriate, management considers all available information about the future, which is at least, but not limited to, twelve months from the end of the reporting period. The Company's ability to continue operations and fund its exploration and development expenditures is dependent on management's ability to secure additional financing. Management is actively pursuing such additional sources of financing, and while it has been successful in doing so in the past, there can be no assurance it will be able to do so in the future. These conditions may raise substantial doubt about the Company’s ability to continue as a going concern.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2020 and 2019

Expressed in US Dollars

1.
Nature of Operations and Going Concern (continued)

These unaudited condensed consolidated interim financial statements do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore need to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

2.
Significant Accounting Policies

Statement of compliance with IFRS

These condensed consolidated interim financial statements have been prepared in accordance and comply with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using accounting principles consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the IFRS Interpretations Committee (“IFRIC”). The accounting policies adopted are consistent with those of the previous financial year and the corresponding interim reporting period. Furthermore, the information on accounting standards effective in future periods and not yet adopted remains unchanged from that disclosed in the annual financial statements.

These condensed consolidated interim financial statements should be read in conjunction with the Company’s 2020 annual audited consolidated financial statements, including the accounting policies and notes thereto, included in the Annual Information Form/Form 40-F for the year ended June 30, 2020, which were prepared in accordance with IFRS.

These condensed consolidated interim financial statements follow the same accounting policies and methods of their application as the June 30, 2020 annual audited consolidated financial statements.

Basis of measurement

These condensed consolidated interim financial statements have been prepared under the historical cost basis except for certain financial instruments that are measured at fair values, as explained in the accounting policies below.

Basis of consolidation

These condensed consolidated interim financial statements include the financial position, results of operation and cash flows of the Company and its wholly owned subsidiaries. Intercompany balances, transactions, income and expenses, profits and losses, including gains and losses relating to subsidiaries have been eliminated on consolidation.

Significant accounting estimates, judgments and assumptions

To prepare financial statements in conformity with IFRS, the Company must make estimates, judgements and assumptions concerning the future that affect the carrying values of assets and liabilities as of the date of the financial statements and the reported values of revenues and expenses during the reporting period. By their nature, these are uncertain and actual outcomes could differ from the estimates, judgments and assumptions.

The impacts of such estimates are pervasive throughout the financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and also in future periods when the revision affects both current and future periods. Significant accounting judgments, estimates and assumptions are reviewed on an ongoing basis.

The areas involving significant judgments, estimates and assumptions have been detailed in Note 2 to the Company’s audited consolidated financial statements for the year ended June 30, 2020.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2020 and 2019

Expressed in US Dollars

3.
Mineral Exploration Properties

The Company has not capitalized any acquisition and exploration costs for its mineral properties.

Molo Graphite Property, Southern Madagascar Region, Madagascar

On December 14, 2011, the Company entered into a Definitive Joint Venture Agreement ("JVA") with Malagasy Minerals Limited ("Malagasy"), a public company listed on the Australian Stock Exchange, to acquire a 75% interest in a property package for the exploration and development of industrial minerals, including graphite, vanadium and 25 other minerals. The land position consisted of 2,119 permits covering 827.7 square kilometers and is mostly adjacent towards the south and east with the Company's 100% owned Green Giant Vanadium Project. Pursuant to the JVA, the Company paid $2,261,690 and issued 7,500,000 common shares that were valued at $1,350,000.

On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest, subject to Malagasy retaining a 1.5% net smelter royalty (“NSR”). Pursuant to the Agreements, the Company paid $364,480 (CAD$400,000), issued 2,500,000 common shares subject to a 12-month voluntary vesting period that were valued at $325,000 and issued 3,500,000 common share purchase warrants, which were valued at $320,950 using Black-Scholes, with an exercise price of $0.14 and an expiry date of April 15, 2019. On May 20, 2015 and upon completion of a bankable feasibility study (“BFS”) for the Molo Graphite Property, the Company paid $546,000 (CAD$700,000) and issued 1,000,000 common shares, which were valued at $100,000. A further cash payment of approximately $771,510 (CAD$1,000,000) will be due within five days of the commencement of commercial production. The Company also acquired a 100% interest in the industrial mineral rights on approximately 1 ½ additional claim blocks covering 10,811 hectares adjoining the east side of the Molo Graphite Property. Prior to becoming a Director of the Company, Brett Whalen purchased an option to acquire the 1.5% NSR from Malagasy, upon the mine achieving commercial production, in return for a further payment to Malagasy.

The Molo Graphite Project is located within Exploration Permit #3432 (“PR 3432”) as issued by the Bureau de Cadastre Minier de Madagascar (“BCMM”) pursuant to the Mining Code 1999 (as amended) and its implementing decrees. The Molo Graphite Project exploration permit PR 3432 is currently held under the name of our Madagascar subsidiary, which has paid all taxes and administrative fees to the Madagascar government and its mining ministry with respect to all the mining permits held in country. These taxes and administrative fee payments have been acknowledged and accepted by the Madagascar government.

During fiscal 2017, the Company applied to the BCMM to have PR 3432 converted into a mining permit.

On February 15, 2019, the Company has received a 40-year mining license for the Molo Graphite Project from the Madagascar Government which does not limit mining to any specific volume.

On April 11, 2019, the Company also received the Global Environmental Permit for the Molo Graphite Project from the Madagascar Ministry of Environment’s Office National pour l'Environnement (the National Office for the Environment; or “ONE”).

The application for other necessary permits to construct and operate the mine, including water use, facilities construction, mineral processing, transportation, export, and labour have been initiated.

As at the date hereof, the timing of the advancement into Phase 1 of the Molo Graphite Project is contingent upon obtaining construction financing. Discussions in respect of negotiating and structuring strategic partnerships, off take agreements and financing for our Molo Graphite Project in Madagascar are ongoing and are expected to continue during the coming months with no assurances as to the conclusion or results of these discussions.

The Company cannot provide any assurance as to the timing of the receipt of sufficient construction financing and of any of the permits and licenses that are still necessary to complete the construction of the mine and initiate operations. In the event that construction financing is not available, the Company will not be able to pursue any substantial work in connection with the development of the Molo Graphite Project.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2020 and 2019

Expressed in US Dollars

3.
Mineral Exploration Properties – continued

Green Giant Vanadium Project, Southern Madagascar Region, Madagascar

In 2007, the Company entered into a joint venture agreement with Madagascar Minerals and Resources SARL ("MMR") to acquire a 75% interest in the Green Giant property. Pursuant to the agreement, the Company paid $765,000 in cash, issued 2,500,000 common shares and issued 1,000,000 common share purchase warrants, which have now expired.

On July 9, 2009, the Company acquired the remaining 25% interest by paying $100,000. MMR retains a 2% NSR. The first 1% NSR can be acquired at the Company's option by paying $500,000 in cash or common shares and the second 1% NSR can be acquired at the Company’s option by paying $1,000,000 in cash or common shares.

The Green Giant property is located within exploration permits issued by the BCMM pursuant to the Mining Code 1999 (as amended) and its implementing decrees. The Green Giant property exploration permits are currently held under the name of our Madagascar subsidiary, which has paid all taxes and administrative fees to the Madagascar government and its mining ministry with respect to all the mining permits held in country. These taxes and administrative fee payments have been acknowledged and accepted by the Madagascar government.

Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only limited work has been completed on the Green Giant Vanadium Project since that time.

Sagar Property, Labrador Trough Region, Quebec, Canada

In 2006, the Company purchased from Virginia Mines Inc. ("Virginia") a 100% interest in 369 claims located in northern Quebec, Canada. Virginia retains a 2% net smelter return royalty ("NSR") on certain claims within the property. Other unrelated parties also retain a 1% NSR and a 0.5% NSR on certain claims within the property, of which half of the 1% NSR can be acquired by the Company by paying $200,000 and half of the 0.5% NSR can be acquired by the Company by paying $100,000.

On February 28, 2014, the Company signed an agreement to sell a 35% interest in the Sagar property to Honey Badger Exploration Inc. (“Honey Badger”), a public company that is a related party through common management. The terms of the agreement were subsequently amended on July 31, 2014 and again on May 8, 2015. To earn the 35% interest, Honey Badger was required to complete a payment of $36,045 (CAD$50,000) by December 31, 2015, incur exploration expenditures of $360,450 (CAD$500,000) by December 31, 2016 and issue 20,000,000 common shares to the Company by December 31, 2015. Honey Badger did not complete the earn-in requirements by December 31, 2015 resulting in the termination of the option agreement.

Since early 2012, the Company has focused its efforts on the Molo Graphite Project and as such only minimal work has been completed on the Sagar Property since that time.

As of December 31, 2020, the Sagar property consisted of 184 claims covering a total area of 8,539.58 ha.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2020 and 2019

Expressed in US Dollars

4.
Segmented Reporting

The Company has one operating segment, which involves the acquisition, exploration and development of mineral resources in Madagascar and Canada. The Canadian exploration project is not a focus for the Company at this time. No commercial revenue has ever been generated by any mineral resource properties. Limited amounts of cash and equipment are currently held in Madagascar. Substantially all of the Company assets are held in Canada. The Company's President and Chief Executive Officer and Chief Financial Officer are the operating decision-makers and direct the allocation of resources to its geographic segments.

The following is the segmented information by geographic region:

Mineral Exploration Expenses	Madagascar	Canada	Total
	$	$	$
Six months ended December 31, 2020	68,943	1,682	70,625
Three months ended December 31, 2020	62,860	1,298	64,158

Six months ended December 31, 2019	28,564	4,339	32,903
Three months ended December 31, 2019	21,552	3,030	24,582

Cash and Cash Equivalents	Madagascar	Canada	Total
	$	$	$
As of December 31, 2020	7,663	746,410	754,073
As of June 30, 2020	14,054	208,251	222,305

5.
Exploration and Evaluation Expenses

Exploration and evaluation expenses include all costs relating to exploration activities (drilling, seismic, geological, geophysical, testing and sampling), metallurgical evaluation activities, mineral claims and camp operations. The following is the breakdown by nature of the expenses:

	The six months	The six months	The three months	The three months
	ended on	ended on	ended on	ended on
	December 31,	December 31,	December 31,	December 31,
	2020	2019	2020	2019

Exploration activities	-	-	-	-
Metallurgical evaluation	-	-	-	-
Mineral claims (Canada)	1,681	4,339	1,297	3,030
Mineral claims (Madagascar)	57,845	-	57,845	-
Camp (Madagascar)	11,099	28,564	5,016	21,552

Total exploration and evaluation	70,625	32,903	64,158	24,582

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2020 and 2019

Expressed in US Dollars

6.
Professional and Legal Fees

Professional and legal fees consist of accounting, auditor, tax advisory, legal and offshore entity management fees. The following is the breakdown by nature of the expenses:

	The six months	The six months	The three months	The three months
	ended on	ended on	ended on	ended on
	December 31,	December 31,	December 31,	December 31,
	2020	2019	2020	2019

Accounting fees	15,543	13,638	7,917	10,821
Auditor fees	39,974	19,033	31,000	859
Tax advisory fees	7,624	7,277	3,846	7,277
Legal fees	39,544	10,443	21,895	(49,246)
Offshore management fees	1,395	-	1,395	-

Total exploration and evaluation	104,080	50,391	66,053	(30,289)

7.
Plant and Equipment

The Company owns metallurgical testing equipment and several vehicles in Madagascar that were previously used for exploration purposes that have no carrying values. Upon the Company’s adoption of IFRS 16 on July 1, 2019, the Company recognized $24,164 for leased right-of-use assets in relation to the long-term lease for the exploration camp in Fotadrevo, Madagascar.

The following table sets out the carrying amounts of plant and equipment in the consolidated statement of financial position and the movements between the reporting periods:

	Plant	Equipment	Total
	$	$	$

Balance – June 30, 2019	-	-	-

Adoption of IFRS 16	24,164	-	24,164
Amortization	(6,053)	-	(6,053)

Balance – June 30, 2020	18,111	-	18,111

Additions	-	-	-
Amortization	(3,043)	-	(3,043)

Balance – December 31, 2020	15,068	-	15,068

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2020 and 2019

Expressed in US Dollars

8.
Lease obligations
The Company is party to several contracts that contain a lease, most of which include office facilities and exploration camp. Leases of low value assets, short term leases and leases with variable payments proportional to the rate of use of the underlying asset do not give rise to a lease obligation. The Company recognized rent expense relating to short-term leases of $9,775 in the consolidated statements of operations and comprehensive loss.

Upon the Company’s adoption of IFRS 16 on July 1, 2019, the Company recognized $24,164 of lease obligations for leased right-of-use assets in relation to the long-term lease for the exploration camp in Fotadrevo, Madagascar. The following table sets out the carrying amounts of lease obligations for right-of-use assets that are included in the consolidated statement of financial position and the movements between the reporting periods:

	Property	Plant	Equipment	Total
	$	$	$	$

Balance – July 1, 2019	-	-	-	-

Adoption of IFRS 16	-	24,164	-	24,164
Amortization of lease obligation	-	(4,810)	-	(4,810)
Foreign exchange adjustments	-	(3,336)	-	(3,336)

Balance – June 30, 2020	-	16,018	-	16,018

Additions	-	-	-	-
Lease payments		(3,117)		(3,117)
Finance costs	-	730	-	730
Foreign exchange adjustments	-	490	-	490

Balance – December 31, 2020	-	14,121	-	14,121
The following table sets out the lease obligations included in the consolidated statements of financial position:
	Property	Plant	Equipment	Total
	$	$	$	$

Current portion of lease obligations	-	6,008	-	6,008
Long-term lease obligations	-	8,113	-	8,113

Balance – December 31, 2020	-	14,121	-	14,121

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2020 and 2019

Expressed in US Dollars

8.
Lease obligations (continued)

Future minimum lease payments required to meet obligations that have initial or remaining non-cancellable lease terms are set out in the following table:

	Property	Plant	Equipment	Total
	$	$	$	$

Within 12 months	-	6,323	-	6,323
Between 13 and 24 months	-	6,323	-	6,323
Between 25 and 36 months	-	3,161	-	3,161
Between 37 and 48 months	-	-	-	-
Between 49 and 60 months	-	-	-	-
Thereafter	-	-	-	-

Total undiscounted lease obligations	-	15,807	-	15,807

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2020 and 2019

Expressed in US Dollars

9.
Share Capital

The Company’s common shares have no par value and the authorized share capital is composed of an unlimited number of common shares. As of December 31, 2020, the Company had 598,795,313 common shares issued and outstanding (June 30, 2020: 536,494,789).

The Company issued the following common shares during the six months ended December 31, 2020:

(a)
On July 2, 2020, the Company completed a non-brokered private placement of 61,578,873 units at a price of $0.024 (CAD$0.0325) for gross proceeds of $1,476,571 (CAD$2,001,310). Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (a “Warrant”), with each full Warrant entitling the holder to acquire one additional common share of the Company at a price of $0.048 (CAD$0.065) per share for a period of 24 months. No finder fees or commissions were paid in association with the private placement. In connection with the non-brokered private placement, the Company incurred $9,292 (CAD$12,619) in share issuance costs.

(b)
On December 22, 2020, a total of 721,741 stock options were exercised at a price of $0.056 (CAD$0.0721) into 721,741 common shares for gross proceeds of $40,418 (CAD$52,038).

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2020 and 2019

Expressed in US Dollars

10.
Long term incentive plan

The Company’s long term incentive plan (the “LTIP plan”) is restricted to a maximum of 10% of the issued and outstanding common shares. Under the LTIP plan, the Company may grant stock options and restricted share units (“RSUs”) to directors, officers, employees and consultants. The Board of Directors administers the plan and determines the vesting and terms of each grant.

Stock Options

The fair value of stock options is based on the Black-Scholes option valuation model which several inputs including the market price, the exercise price, compound risk free interest rate, annualized volatility and the number of periods until expiration. Each stock option entitles the holder to purchase one common share of the Company at the respective exercise price prior to, or on, its expiration date. The fair value is expensed over the vesting period.

As of December 31, 2020, the Company had 22,100,000 stock options issued and outstanding (June 30, 2020: 36,250,000) with a weighted average expiration of 2.15 years (June 30, 2020: 2.28 years), which are exercisable into 22,100,000 common shares (June 30, 2020: 36,250,000) at a weighted average exercise price of $0.07 (June 30, 2020: $0.067). All stock options that are currently outstanding vested on the grant date.

The following is a schedule of the outstanding stock options:
Grant	Expiration	Exercise	Balance on	Granted	Exercised	Balance on
Date	Date	Price	June 30,	(Expired)		December 31,
			2020	(Cancelled)		2020
December 22, 2015	December 22, 2020	USD $0.056	6,300,000	(5,578,259)	(721,741)	-
June 9, 2017	June 9, 2022	USD $0.066	18,100,000	(4,700,000)	-	13,400,000
March 26, 2019	March 26, 2024	CAD $0.10	11,850,000	(3,150,000)	-	8,700,000

Totals			36,250,000	(13,428,259)	(721,741)	22,100,000

The following is a continuity schedule of the outstanding stock options:
	Weighted-Average	Number of
	Exercise Price	Stock Options

Outstanding as of June 30, 2019	$0.080	40,670,000

Granted	-	-
Exercised	-	-
Expired/cancelled	0.174	(4,420,000)
Outstanding as of June 30, 2020	$0.067	36,250,000

Granted	-	-
Exercised	0.056	(721,741)
Expired/cancelled	0.068	(13,428,259)
Outstanding as of December 31, 2020	$0.070	22,100,000

The Company did not grant any stock options during the six months ended December 31, 2020. The Company did not grant any stock options during the year ended June 30, 2020.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2020 and 2019

Expressed in US Dollars

10.
Long term incentive plan (continued)

Restricted share units (RSUs)

The fair value of RSUs is based on the grant-day intrinsic value of the shares that are expected to vest. Each RSU entitles the holder to receive common share of the company prior to, or on, its expiration date. Each RSU has a performance criterion that must be achieved for the RSU to vest. The fair value is expensed over the vesting period.

As of December 31, 2020, the Company had 5,174,424 RSUs issued and outstanding (June 30, 2020: Nil) with a weighted average expiration of 0.58 years (June 30, 2020: nil years) which entitle the holders to receive 5,174,424 common shares (June 30, 2020: nil) for no additional consideration. None of the outstanding RSUs have vested. The RSUs will vest if its respective performance criterion is satisfied.

The following is a schedule of the outstanding RSUs:
Grant	Expiration	Exercise	Balance on	Granted	Exercised	Balance on
Date	Date	Price	June 30,	(Expired)		December 31,
			2020	(Cancelled)		2020
December 29, 2020	February 16, 2021	-	-	1,724,808	-	1,724,808
December 29, 2020	August 16, 2021	-	-	1,724,808	-	1,724,808
December 29, 2020	February 16, 2022	-	-	1,724,808	-	1,724,808

Totals			-	5,174,424	-	5,174,424

The following is a continuity schedule of the outstanding RSUs:
	Weighted-Average	Number of
	Exercise Price	RSUs

Outstanding as of June 30, 2019	$-	-

Granted	-	-
Exercised	-	-
Expired/cancelled	-	-
Outstanding as of June 30, 2020	$-	-

Granted	-	5,174,424
Exercised	-	-
Expired/cancelled	-	-
Outstanding as of December 31, 2020	$-	5,174,424

The Company issued the following RSUs during the six months ended December 31, 2020:

(a)
On December 29, 2020, the shareholders approved a resolution at the Annual General Meeting of Shareholders approving the grant of 5,174,424 RSUs. The RSUs entitle the holders to receive 5,174,424 common shares (June 30, 2020: nil) for no additional consideration. The RSUs will vest upon achieving project financing milestones related to the Molo Graphite Project and 33.33% of the RSUs will expire on each of Feb 16, 2021, August 16, 2021 and Feb 16, 2022. The fair value of RSUs is based on the grant-day intrinsic value of the shares that are expected to vest. The grant date fair value was estimated at $365,154 based on the expected issuance of 5,174,424 common shares using a grant-date market price of $0.071 (CAD$0.09). The fair value is subject to remeasurement at the end of each reporting period based on the probability of achieving the RSU performance criterion and adjustments for potential forfeitures. The fair value will be expensed over the vesting period. As of December 31, 2020, none of the RSUs had vested.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2020 and 2019

Expressed in US Dollars

11.
Warrants

The Company has issued common share purchase warrants as part of equity private placements.

The fair value of warrants is determined using the Black-Scholes option valuation model based on the market price, the exercise price, compound risk free interest rate, annualized volatility and number of periods until expiration. Depending on the nature of the warrants, the fair value may be classified as equity or as a derivative financial liability settled through profit and loss. Each warrant entitles the holder to purchase one common share of the Company at the respective exercise price prior to or on the respective expiration date.

As of December 31, 2020, the Company had 45,328,278 common share purchase warrants issued and outstanding (June 30, 2020: 25,191,522) with a weighted average expiration of 1.28 years (June 30, 2020: 0.82 years), which are exercisable into 45,328,278 (June 30, 2020: 25,191,522) common shares at a weighted average exercise price of $0.05 (June 30, 2020: $0.07). All warrants that are currently outstanding vested on the issue date.

The following is a schedule of the outstanding common share purchase warrants:
Issued	Expiration	Exercise	Balance on	Issued	Exercised	Balance on
Date	Date	Price	June 30,	(Expired)		December 31,
			2020			2020
August 17, 2018	August 17, 2020	CAD $0.100	10,652,636	(10,652,636)	-	-
October 25, 2019	October 25, 2021	CAD $0.090	14,538,886	-	-	14,538,886
July 2, 2020	July 2, 2022	CAD $0.065	-	30,789,392	-	30,789,392

Totals			25,191,522	20,136,756	-	45,328,278

The following is the continuity schedule of the common share purchase warrants:
	Weighted-Average	Number of
	Exercise Price	Stock Options

Outstanding as of June 30, 2019	$0.080	10,652,636

Issued	$CAD 0.090	14,538,886
Exercised	-	-
Expired	-	-
Outstanding as of June 30, 2020	$0.070	25,191,522

Issued	$CAD 0.065	30,789,392
Exercised	-	-
Expired	$CAD 0.100	(10,652,636)
Outstanding as of December 31, 2020	$0.070	45,328,278

The Company issued the following common share purchase warrants during the six months ended December 31, 2020:

(b)
On July 2, 2020, the Company completed a non-brokered private placement of 61,578,873 units at a price of $0.024 (CAD$0.0325) for gross proceeds of $1,476,571 (CAD$2,001,310). Each Unit consists of one common share of the Company and one-half of one common share purchase warrant (a “Warrant”), with each full Warrant entitling the holder to acquire one additional common share of the Company at a price of $0.048 (CAD$0.065) per share for a period of 24 months. No finder fees or commissions were paid in association with the private placement. In connection with the non-brokered private placement, the Company incurred $9,292 (CAD$12,619) in share issuance costs.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2020 and 2019

Expressed in US Dollars

12.
Warrant Liability

The warrants issued on August 17, 2018 were issued in a currency other than the Company’s functional currency and therefore are considered a derivative financial liability settled through profit and loss as per IFRS 9 Financial Instruments. The fair value of the warrants was measured as a financial liability using the Black-Scholes option valuation model on the issue date and will be remeasured at each reporting period through profit and loss until expiration or exercise of the underlying warrants.

The fair value of the warrant liability was estimated using the following model inputs on the following valuation dates:

		Warrant Liability
		$
Share price	(CAD $0.09) USD $0.068
Exercise price	(CAD $0.10) USD $0.076
Risk free rate	1.50%
Expected volatility	115%
Expected dividend yield	Nil
Expected life (in years)	2.00
As of August 17, 2018 (issue date)		408,150

Change in fair value through profit and loss		(73,532)

Share price	(CAD $0.10) USD $0.076
Exercise price	(CAD $0.10) USD $0.076
Risk free rate	1.67%
Expected volatility	100%
Expected dividend yield	Nil
Expected life (in years)	1.13
As of June 30, 2019		334,618

Change in fair value through profit and loss		(327,537)

Share price	(CAD $0.04) USD $0.029
Exercise price	(CAD $0.10) USD $0.073
Risk free rate	0.20%
Expected volatility	162%
Expected dividend yield	Nil
Expected life (in years)	0.13
As of June 30, 2020		7,081

Change in fair value through profit and loss		(7,081)

As of August 17, 2020 (expiration)		-

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2020 and 2019

Expressed in US Dollars

12.
Warrant Liability (continued)

The warrants issued on October 25, 2019 were issued in a currency other than the Company’s functional currency and therefore are considered a derivative financial liability settled through profit and loss as per IFRS 9 Financial Instruments. The fair value of the warrants was measured as a financial liability using the Black-Scholes option valuation model on the issue date and will be remeasured at each reporting period through profit and loss until expiration or exercise of the underlying warrants.

The fair value of the warrant liability was estimated using the following model inputs on the following valuation dates:

		Warrant Liability
		$
Share price	(CAD $0.05) USD $0.038
Exercise price	(CAD $0.09) USD$0.069
Risk free rate	1.66%
Expected volatility	115%
Expected dividend yield	Nil
Expected life (in years)	2.00
As of October 25, 2019 (issue date)		261,090

Change in fair value through profit and loss		(59,403)

Share price	(CAD $0.04) USD $0.029
Exercise price	(CAD $0.09) USD $0.064
Risk free rate	0.25%
Expected volatility	156%
Expected dividend yield	Nil
Expected life (in years)	1.32
As of June 30, 2020		201,687

Change in fair value through profit and loss		278,805

Share price	(CAD $0.09) USD $0.071
Exercise price	(CAD $0.09) USD $0.071
Risk free rate	0.25%
Expected volatility	138%
Expected dividend yield	Nil
Expected life (in years)	0.82
As of December 31, 2020		480,492

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2020 and 2019

Expressed in US Dollars

12.
Warrant Liability (continued)

The warrants issued on July 2, 2020 were issued in a currency other than the Company’s functional currency and therefore are considered a derivative financial liability settled through profit and loss as per IFRS 9 Financial Instruments. The fair value of the warrants was measured as a financial liability using the Black-Scholes option valuation model on the issue date and will be remeasured at each reporting period through profit and loss until expiration or exercise of the underlying warrants.

The fair value of the warrant liability was estimated using the following model inputs on the following valuation dates:

		Warrant Liability
		$
Share price	(CAD $0.04) USD $0.029
Exercise price	(CAD $0.065) USD $0.048
Risk free rate	0.25%
Expected volatility	140%
Expected dividend yield	Nil
Expected life (in years)	2.00
As of July 2, 2020 (issue date)		539,536

Change in fair value through profit and loss		844,317

Share price	(CAD $0.09) USD $0.071
Exercise price	(CAD $0.065) USD$0.051
Risk free rate	0.25%
Expected volatility	128%
Expected dividend yield	Nil
Expected life (in years)	1.51
As of December 31, 2020		1,383,853

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2020 and 2019

Expressed in US Dollars

13.
Provision and Contingent Liability

Provision
During fiscal 2014, the Company issued 17,889,215 flow-through shares to eligible Canadian taxpayer subscribers which included a contractual commitment for the Company to incur $3,812,642 in eligible Canadian Exploration Expenditures (“CEEs”) by December 31, 2014 as per the provision of the Income Tax Act of Canada. The CEEs were renounced as a tax credit to the flow-through share subscribers on December 31, 2013. As at December 31, 2014, the Company had unfulfilled CEE obligations. During the year ended June 30, 2015, the Company recorded a provision for the Part XII.6 taxes and related penalties payable to the Canada Revenue Agency and for the indemnification liability to subscribers of the flow-through shares for the additional taxes payable related to the CEE renunciation shortfall. During the year ended June 30, 2017, the Company paid $131,320 in Part XII.6 taxes, resulting in a reduction in the provision, and following a reassessment of its obligation to subscribers the Company increased the provision by $131,320. During the year ended June 30, 2018, the provision was adjusted due to foreign exchange fluctuations to $180,652. During the year ended June 30, 2019, there were $Nil adjustments to the provision balance. During the year ended June 30, 2020, the provision was adjusted due to foreign exchange fluctuations to $174,418. During the six months ended December 31, 2020, the Company completed settlements totaling $12,330 and adjusted the provision due to foreign exchange fluctuations resulting in an ending balance of $173,448.

Contingent Liabilities
On April 16, 2014, the Company signed a Sale and Purchase Agreement and a Mineral Rights Agreement (together “the Agreements”) with Malagasy to acquire the remaining 25% interest in the Molo Graphite Property. Pursuant to the Agreements, a further cash payment of approximately $788,900 (CAD$1,000,000) will be due within five days of the commencement of commercial production. Since this cash payment represents a possible obligation that depends on the occurrence of an uncertain future event, no amount has been recognized as a provision.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2020 and 2019

Expressed in US Dollars

14.
Capital Management

There were no changes in the Company's approach to capital management during the six months ended December 31, 2020.

In managing liquidity, the Company’s primary objective is to ensure the entity can continue as a going concern while raising additional funding to meet its obligations as they come due. The Company’s operations to date have been funded by issuing equity. The Company expects to improve the working capital position by securing additional financing.

The Company’s investment policy is to invest excess cash in very low risk financial instruments such as term deposits or by holding funds in high yield savings accounts with major Canadian banks. Financial instruments are exposed to certain financial risks, which may include currency risk, credit risk, liquidity risk and interest rate risk.

The Company’s mineral property interests are all in the exploration or development stage and the Company has yet to generate any revenue from mining operations, as such the Company is dependent on external financing to fund its exploration and evaluation activities and its operating expenditures. Management continues to assess the merits of mineral properties on an ongoing basis and may seek to acquire new properties or to increase ownership interests if it believes there is sufficient geologic and economic potential.

Management mitigates the risk and uncertainty associated with raising additional capital in current economic conditions through cost control measures that minimizes discretionary disbursements and reduces exploration expenditures that are deemed of limited strategic value.

The Company manages the capital structure (consisting of shareholders’ deficiency) on an ongoing basis and adjusts in response to changes in economic conditions and risks characteristics of its underlying assets. Adjustments to the Company’s capital structure may involve the issuance of new shares, assumption of new debt, acquisition or disposition of assets, or adjustments to the amounts held in cash, cash equivalents and short-term investments.

The Company is not subject to any externally imposed capital requirements.

As of December 31, 2020, the Company had a working capital deficit of $1,761,218 (June 30, 2020: deficit of $918,048). Excluding the warrant liability, which is expected to be settled through the issuance of common shares, the Company had a working capital surplus of $103,127 (June 30, 2020: deficit of $709,280).

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2020 and 2019

Expressed in US Dollars

15.
Financial Instruments and Risk Management

The following disclosures are to enable users of the consolidated financial statements to evaluate the nature and extent of risks arising from financial instruments at the end of the reporting period:

Credit risk

The Company does not currently have commercial customers and therefore does not have any credit risk related to accounts receivables. The Company has credit risk arising from the potential from counterparty default on cash and cash equivalents held on deposit with financial institutions. The Company manages this risk by ensuring that deposits are only held with large Canadian banks and financial institutions.

Liquidity risk

As of December 31, 2020, the Company had cash and cash equivalents of $754,073 (June 30, 2020: $222,305) to settle current liabilities of $2,528,825 (June 30, 2020: $1,173,376) and current liabilities excluding the warrant liability, which is expected to be settled through the issuance of common shares, of $664,480 (June 30, 2020: $964,608). As a result, the Company is currently exposed to liquidity risk.

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. Liquidity risk arises from the Company’s financial obligations and in the management of its assets, liabilities and capital structure. The Company manages this risk by regularly evaluating its liquid financial resources to fund current and long-term obligations and to meet its capital commitments in a cost-effective manner. The main factors that affect liquidity include working capital requirements, capital-expenditure requirements and equity capital market conditions. The Company’s liquidity requirements are met through a variety of sources, including cash and cash equivalents and equity capital markets.

As of December 31, 2020, the Company expects to access public debt and equity capital markets for financing over the next 12 months in order to initiate construction of its Molo Graphite Project in Madagascar and to satisfy working capital requirements. While the Company has been successful in obtaining required funding in the past, there is no assurance that future financings will be available. Based on management’s assessment of its past ability to obtain required funding, the Company believes that it will be able to satisfy its current and long-term obligations as they come due. Other than accounts payable, which are due within 30 days, and the warrant liabilities, which will be fully expensed by their respective expirations, none of the Company’s obligations have contractual maturities.

Market risks

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign exchange rates, commodity prices and interest rates.

●
Interest rate risk: This is the sensitivity of the fair value or of the future cash flows of a financial instrument to changes in interest rates. The Company does not have any financial assets or liabilities that are subject to variable interest rates.

●
Commodity price risks: This is the sensitivity of the fair value of, or of the future cash flows, from mineral assets. The Company manages this risk by monitoring mineral prices and commodity price trends to determine the appropriate timing for funding the exploration or development of its mineral assets, or for the acquisition or disposition of mineral assets. The Company does not have any mineral assets at the development or production stage carried at historical cost. The Company has expensed the acquisition and exploration costs of its exploration stage mineral assets.

●
Currency risk:  This is the sensitivity of the fair value or of the future cash flows of financial instruments to changes in foreign exchange rates.  The Company transacts in currencies other than the US dollar, including the Canadian dollar, the Madagascar Ariary, the Euro and the South African Rand.  The Company purchases services and has certain salary commitments in those currencies.  The Company also has monetary and financial instruments that may fluctuate due to changes in foreign exchange rates.  Derivative financial instruments are not used to reduce exposure to fluctuations in foreign exchange rates. The Company is not sensitive to foreign exchange exposure since it has not made any commitments to deliver products quoted in foreign currencies. The Company is not sensitive to foreign exchange risk arising from the translation of the financial statements of subsidiaries with a functional currency other than the US dollar since it does not have any material assets and liabilities measured through other comprehensive income.

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2020 and 2019

Expressed in US Dollars

16.
Related Party Transactions

Parties are related if one party has the direct or indirect ability to control or exercise significant influence over the other party in making operating and financial decisions. Parties are also related if they are subject to common control or common significant influence. A transaction is considered to be a related party transaction when there is a transfer of economic resources or financial obligations between related parties. Related party transactions that are in the normal course of business and have commercial substance are measured at the fair value. Balances and transactions between the Company and its wholly owned subsidiaries, which are related parties of the Company, have been eliminated and are not disclosed in this note.

Related parties include key management, which consists of the Board of Directors, Chief Executive Officer, Chief Financial Officer and the Senior Vice Presidents of the Company. Related parties include companies controlled by key management.

The following key management related party transactions occurred during the following reporting periods:

	The six months	The six months	The three months	The three months
	ended on	ended on	ended on	ended on
	December 31,	December 31,	December 31,	December 31,
	2020	2019	2020	2019

Management and director payroll	$187,477	$194,731	$95,099	$83,319
Management consulting fees	166,974	166,487	84,203	83,238
Professional and legal fees	7,836	6,595	3,980	6,595
Share-based compensation	20,669	-	20,669	-

Total	382,956	367,813	203,951	173,152

The following key management related party balances existed as of the end of the following reporting periods:

	As of	As of
	December 31,	June 30,
	2020	2020
Accounts payable due to companies controlled by key management	$55,308	$86,685
Accrued liabilities due to key management	$40,126	$54,727

17.
Short-Term Debt

The Company has a Canada Emergency Business Account (CEBA), which is not subject to an interest rate until after December 31, 2022 and has loan forgiveness provisions whereby 25% of the loan principal will be forgiven if 75% of the loan principal is repaid prior to December 31, 2022.

As of December 31, 2020, the Company had previously withdrawn CAD $40,000 and repaid CAD $30,000 of loan principal. The Company has therefore recognized the loan forgiveness of CAD$10,000 resulting in a short-term debt carrying balance on December 31, 2020 of $nil (June 30, 2020: $22,115).

NextSource Materials Inc.
Notes to Unaudited Condensed Consolidated Interim Financial Statements
For the six months ended December 31, 2020 and 2019

Expressed in US Dollars

18.
Subsequent Events

On February 8, 2021, the Company announced that it has entered into a binding agreement with Vision Blue Resources (“Vision Blue”), a private investment company created and led by Sir Mick Davis, former CEO of Xstrata Plc, to provide a financing package (the “Financing Package”) for total gross proceeds of USD$29.5M. The proceeds of the Financing Package will be used to bring Phase 1 of the Company’s Molo graphite mine in Madagascar into full production, with targeted completion in the first half of 2022. The Financing Package will consist of an initial private placement, a second private placement that will be subject to shareholder approval, and a royalty agreement.

●
The initial private placement will consist of 120,000,000 common shares at a price of CAD$0.065 per share for total gross proceeds of USD$6.1 million (CAD$7.8 million). In connection with the initial private placement, the Company has granted Vision Blue certain rights, subject to maintaining certain shareholding thresholds, including the right to appoint two directors to the Board of the Company, inclusive of Sir Mick Davis, who will be appointed Chairman of the Board at the time of closing of the initial private placement. In addition, Vision Blue has been granted a right of first refusal to finance the expansion of the Molo Project as well as a right to participate in future equity financings on the same terms as such financing in order to maintain its ownership percentage in the Company. The initial private placement is expected to close near the end of February 2021.

●
The second private placement will consist of 232,142,857 units at a price of CAD$0.07 per unit, whereby each unit will consist of one common share and a common share purchase unit exercisable at a price of CAD$0.10 for a period of two years, for total gross proceeds of USD$12.4 million (CAD$16.25 million). In accordance with the policies of the Toronto Stock Exchange, the second private placement is subject to the approval of a majority of the shareholders at a special meeting of shareholders of the Company (the “Special Meeting”) that is expected to be held before May 31, 2021. The Officers and Directors of the Company have entered into voting undertaking agreements pursuant to which each have agreed to vote in favour of the resolution at the Special Meeting. The Company will schedule the Special Meeting shortly and will issue a further news release announcing the details of the Special Meeting once finalized. The securities acquired by Vision Blue will be subject to a 1-year lock-up from the closing of the Initial Private Placement with a periodic release schedule, which lock-up will terminate if the Second Private Placement does not occur for any reason. In addition, each of the Directors and Officers of the Company have agreed to similar lock-up periods for the securities that they hold.

●
The royalty agreement will consist of gross proceeds of USD$11 million (CAD$14.1 million) whereby the Company will pay to Vision Blue the greater of: (i) US$1.65 million or (ii) 3% of the gross revenues from SuperFlake® concentrate sales (the “GSR”). Once Vision Blue has received a cumulative royalty payment of US$16.5 million, the GSR will be calculated as 3% of the gross revenues from the Company’s SuperFlake® sales. NextSource will have the option at any time to reduce the GSR to 2.25% upon payment to Vision Blue of US$20 million. In addition, NextSource will pay to Vision Blue 1.0% of the gross revenues from sales of vanadium pentoxide (“V2O5”) for a period of 15 years following commencement of production of V2O5. Vision Blue will receive a 5% (US$1.5 million) financing fee on the total US$29.5 million Financing Package, equating to US$28 million in total net proceeds to NextSource. The financing fee will be payable only when the royalty financing is provided by Vision Blue.

On February 9, 2021, a total of 1,470,000 stock options were exercised at a price of $0.066 (CAD$0.0838) into 1,470,000 common shares for gross proceeds of $97,020 (CAD$123,215).

On February 12, 2021, a total of 550,000 common share warrants were exercised at a price of $0.071 (CAD$0.09) and 153,847 common share purchase warrants were exercised at a price of $0.051 (CAD$0.065) into 703,847 common shares for gross proceeds of $46,850 (CAD$59,500).